October 30, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Matthew Crispino
Mr. Daniel Gordon, Accounting Branch Chief
Ms. Kristi Marrone

RE:	NetSuite Inc.

Registration Statement on Form S-1

Filed July 2, 2007

File No. 333-144257

Ladies and Gentlemen:

On behalf of NetSuite Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letters dated August 3, 2007 and August 10, 2007, relating to the Company’s Registration Statement on Form S-1 (File No. 333-144257) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on July 2, 2007), along with the supplemental materials referenced herein.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 1, as applicable.

We supplementally advise the Staff that the Company has restated its financial statements for the years ended December 31, 2005 and 2006 and the quarter ended March 31, 2007 in this Amendment No. 1. The Company identified an error in its financial statements relating to the calculation of stock compensation expense for certain stock options that had been exercised by executive officers in 2005 and 2006. For a further description of the restatement, please see Note 1-C of the Notes to Consolidated Financial Statements. We further advise the Staff that the Company intends to remove the references to the restatement on the face of the Company’s financial statements and summary and selected financial statements and also in the lead-in to the Management’s Discussion and Analysis section on page 41 of the Registration Statement in the next amendment to the Registration Statement when the Company includes financial statements for the period ending September 30, 2007. The Company will retain the references to the restatement in the risk factor titled, “If we fail to maintain proper and effective internal controls...”.

August 3, 2007 Letter

General

1.	Please provide the estimated IPO price or range when available. Also, please provide us a chronological summary of your issuances of common stock, preferred stock, and grants of stock options during the past 12 months. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or the exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of grant, and the related amount of compensation recognized in your financial statements.

RESPONSE: In response to the Staff’s comment, the Company will provide the estimated IPO price range as soon as it is known. The Company has supplementally provided to the Staff a chronological summary of its issuances of common stock and grants of stock options from August 1, 2006 to September 30, 2007. With respect to each issuance, the Company has indicated the number of shares sold or options issued, the purchase price per share or the exercise price per option, any restrictions or vesting terms, the fair value of its common stock on the date of grant, and the related amount of compensation recognized in its financial statements. We supplementally advise the Staff that there were no issuances of preferred stock by the Company during the past 12 months.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Capitalization, page 33

2.	Please remove cash and cash equivalents from your capitalization table.

RESPONSE: We have revised the Registration Statement on page 35 to remove cash and cash equivalents from the capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Contractual Obligations and Commitments, page 56

3.	Please revise your table of contractual obligations to include all long term liabilities reflected on your balance sheet and a total for each column as illustrated in Item 303(a)(5) of Regulation S-K.

RESPONSE: We have revised the table of contractual obligations appearing in the Registration Statement on page 58 to include all long-term liabilities reflected on the Company’s balance sheet and have provided a total for each column as illustrated in Item 303(a)(5) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-8

4.	Please tell us how you determined that proceeds from refundable prepaid royalties should be shown as a financing activity, citing relevant accounting literature.

RESPONSE: In accordance with the terms of the Company’s agreements with Transcosmos, Inc., or TCI, and Miroku Jyoho Service, Ltd., or MJS, TCI and MJS are required to maintain minimum refundable prepaid royalty balances. If royalties are applied against these advances, TCI and MJS are required to restore the balances. Any unused portions of the refundable prepaid royalties are refundable upon the termination or expiration of the agreements. The Company has recorded the refundable prepaid royalties as other current liabilities. The refundable prepaid royalties do not meet the definition of deferred revenue as a sale has not yet occurred. The Company has the ability to use the funds to satisfy other obligations or financing needs as it deems necessary. The refundable prepaid royalties were received contemporaneously in integrated transactions with the proceeds received from TCI and MJS. The primary purpose of these transactions was to provide initial funding to NetSuite Kabushiki Kaisha and reduce the Company’s risk in establishing operations in Japan. Paragraph 24 of SFAS No. 95 states, in part, “certain cash receipts . . . may have aspects of more than one class of cash flows . . . If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item . . .” After considering paragraph 24 of SFAS No. 95, and the balance sheet classification of the refundable prepaid royalties, the Company concluded the refundable prepaid royalties should be classified as a financing activity consistent with the predominant source of cash flows for the overall transactions with TCI and MJS.

Notes to Consolidated Financial Statements, page F-9

Note 2. NetSuite Kabushiki Kaisha, page F-16

5.	Please expand your disclosure to address the conditions under which the prepaid royalties from TCI and MJS are refundable.

RESPONSE: We have revised the Registration Statement on pages 42 and F-19 to address the conditions under which the prepaid royalties from TCI and MJS are refundable.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Note 10. Related Party Transactions, page F-29

6.	Please expand upon the Supplier Agreement with Oracle Racing. Disclose the fair value of the on-demand application suite and logo placement received in return, as well as the amounts that were recorded in your financial statements for these services.

RESPONSE: Commencing in 2004, the Company entered into a verbal agreement with Oracle Racing pursuant to which the Company provided Oracle Racing with a license to the Company’s application suite and in return Oracle Racing agreed to provide the Company with logo placement rights on Oracle Racing’s sailboat(s). This agreement was based on discussions between members of the Company’s management and Lawrence J. Ellison, who has a controlling interest in Oracle Racing and is indirectly the Company’s majority stockholder. Based on the pricing for similar licenses to unaffiliated third parties, the Company calculated the fair market value of the license provided to Oracle Racing to be approximately $203,000, $291,000 and $251,000 for 2004, 2005 and 2006, respectively. The Company did not obtain an independent valuation of the logo placement rights received from Oracle Racing. Based on an estimate received from Oracle Racing, the Company determined the value of the logo placement on the sailboat to be approximately $250,000 to $350,000 per year for 2004, 2005 and 2006.

The incremental cost to the Company of providing on-demand application services and the incremental cost to Oracle Racing of providing logo placement rights on the sailboat was nominal. In accordance with SEC Staff Accounting Bulletin No. 5-G, “Transfers of Non-Monetary Assets by Promoters and Shareholders,” the Company utilized the historical cost method and did not record any amounts as revenue or cost related to this transaction. The Company also considered Statement of Financial Accounting Standards No. 153 “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29,” or SFAS 153, which explicitly excludes transactions between related parties; however, the principles of SFAS 153 also indicate the use of the historical cost method as the exchange will not significantly change the Company’s expected cash flows.

August 10, 2007 Letter

Form S-l

General

1.	Comments on your confidential treatment request for Exhibit 10.11 will be provided shortly under separate cover.

RESPONSE: We look forward to responding to any comments the Staff may have.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: We acknowledge that the Staff may raise additional issues based on the inclusion of the price range for the offering.

3.	We note that you intend to include a graphic on the inside cover page. Please provide us with clear, camera-ready copies of any graphics you use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance provided by us on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

RESPONSE: We have supplementally provided the Staff with clear, camera-ready copies of all graphics the Company intends to use in the Registration Statement.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Prospectus Summary, page 1

4.	Please provide a brief overview of the proposed auction process and the reasons for conducting your offering in this manner.

RESPONSE: We have revised the Registration Statement on page 3 to provide a brief overview of the proposed auction process and the reasons for conducting the offering in this manner.

Our Company, page 1

5.	Please put your statements that you are “the leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses” in a more complete context for investors by providing qualitative or quantitative documentation to support your claim.

RESPONSE: This statement provides an important description of the Company’s business and the Company believes is well supported by a number of articles written and studies published about the Company’s industry. The Company believes it is currently the only vendor of on-demand, integrated business management application suites that is targeted at small and medium-sized businesses. We have supplementally provided the Staff with examples of the Company’s support for this claim set forth in reports prepared by independent third party market research firms.

6.	Revise the description of your company to disclose that Lawrence Ellison and his affiliates beneficially own approximately 74% of your as-converted common stock and that these persons will continue to own a controlling interest in NetSuite upon completion of this offering. Highlight that Mr. Ellison and his affiliates will continue to be able to exercise control over most matters requiring shareholder approval, including the election of directors, amending your certificate of incorporation, approval of significant transactions (including a change in control), and executive and director compensation plans. Finally, you should highlight that because of the ownership interests of Mr. Ellison and his affiliates, you will meet the “controlled company” exception to the NASDAQ and NYSE board independence listing standards, however you do not expect to avail yourself to these exceptions.

RESPONSE: We have revised the Registration Statement on page 3 to address within the prospectus summary Mr. Ellison’s indirect controlling interest and the effects which this could have on the Company’s stockholders, as well as the Staff’s other requested changes. We supplementally advise the Staff that Tako Ventures, the Company’s former controlling stockholder that is controlled by Mr. Ellison, will, prior to the offering, transfer its NetSuite holdings to [                    ] LLC and abdicate voting control over the shares for all matters other than a change of control transaction. For a more detailed description of the effects of the transfer, please see the section titled, “Certain Relationships and Related Party Transactions—Intended Share Transfer by Lawrence J. Ellison.”

Risk Factors, page 7

General

7.	Your reference to unknown or immaterial risks in the second sentence of your introductory paragraph may give readers the impression that there are material risks that have not been identified. Please revise to simply state that all material risks are described in this section.

RESPONSE: We have revised the Registration Statement on page 8 to remove the reference to unknown or immaterial risks in the second sentence of the introductory paragraph to the Risk Factors section.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

8.	Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following “[o]ur customers are small and medium-sized businesses, which can be challenging to cost-effectively reach, acquire and retain,” “[w]e use a single data center to deliver our services [and] any disruption of service at this facility could harm our business,” and “[i]f we are unable to develop new services or sell our services into new markets, our revenues will not grow as expected.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could “adversely affect” or “harm” your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

RESPONSE: We have revised the Risk Factors section in an effort to clearly convey separate, detailed risks to investors regarding the Company, the industry or the offering.

9.	We note that your line of credit with Tako Ventures is secured by substantially all of your assets. Tell us what consideration you gave to disclosing the risk of such debt terms to your business in this section.

RESPONSE: We have expanded the disclosure regarding the Tako Ventures line of credit in the risk factor on page 20 of the Registration Statement titled, “Lawrence J. Ellison or members of his family, and related entities, own a majority...” The Company has not further disclosed the risk of such terms because the Company intends to retire the outstanding balance of the line of credit with the proceeds of the offering as discussed under the section titled “Use of Proceeds.”

“Our quarterly operating results may fluctuate in the future...”, page 8

10.	Please revise to omit the extensive list of factors that could affect your operating results. These factors are repeated elsewhere in the Risk Factors section as separate risks, and are not necessary to explain this risk. Please limit the disclosure under this subheading to a discussion of the specific risks to your investors arising from fluctuations in operating results.

RESPONSE: We have revised the Registration Statement on page 9 to discuss the specific risks to investors arising from fluctuations in the Company’s operating results.

“We use a single data center to deliver our services...”, page 9

11.	You state that you host all your services and serve all your customers from a single third-party data center in California. However, it does not appear that you filed your agreement with this data facility as a material contract. Please file this agreement with your next amendment or tell us why you are not substantially dependent upon this agreement.

RESPONSE: We have filed the Company’s agreement with Level 3 Communications, LLC for this data center facility as Exhibit 10.20 to this Registration Statement.

“We rely on our management team and need additional personnel....”, page 17

12.	Consider expanding this discussion to briefly discuss your agreements with senior management, as referenced on page 91. Please also disclose whether you maintain key man insurance on Messrs. Nelson or Goldberg or any other senior managers.

RESPONSE: We have revised the Registration Statement on page 18 to expand the discussion to reference the agreements with senior management discussed in more detail beginning on page 95 and to disclose that the Company does not maintain key man insurance on any members of its management team, including Messrs. Nelson or Goldberg.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Forward-Looking Statements, page 24

13.	With respect to any third-party statements in your prospectus such as the market data by IDC, Gartner and Yankee Group Research, Inc., presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available and whether you commissioned any of the referenced sources.

RESPONSE: We have supplementally provided support for each third-party statement in the prospectus, along with a chart setting out such statements. We have supplementally indicated on the chart the name of each report, the applicable portion or section of the Registration Statement containing the statistic, a reference to the location in the prospectus and whether the report is publicly available. In addition, we have marked the applicable statistic within each report in the supplemental submission. The Company did not commission any of the referenced sources. The reports are publicly available for fees of $4,500 for the IDC report, $6,995 for the Gartner report and the Yankee Group report is publicly available on the Internet for no fee.

14.	You state that you believe third party data included in the prospectus is reliable, but that you have not independently verified such information. You also state that these publications do not guarantee the accuracy or completeness of their information. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestions that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please also revise similar disclosure on page 123.

RESPONSE: We have revised the Registration Statement on pages 25 and 127 to remove any suggestions that the Company lacks a reasonable belief as to the accuracy and completeness of the market data it elected to include in the filing.

Auction Process, page 25

15.

In your response letter, please advise us whether the specific process to be used in this offering was previously reviewed by our Office of Chief Counsel. In this regard, we note that it does not appear that you are utilizing the OpenlPO® process that we have seen in previous offerings in which WR Hambrecht & Co. has participated. We also note that the disclosure in this section appears to be substantially similar to that provided in a large initial public offering undertaken in 2004, prior to the implementation of Securities Act Offering Reform.

RESPONSE: The Company respectfully advises the Staff that it believes that the material aspects of the process proposed to be used in this offering have previously been reviewed by the Staff and the Office of Chief Counsel in connection with other auction offerings, including OpenIPO® offerings. We note, in particular, the following similarities between this offering and recent offerings conducted using the OpenIPO® process:

•	Minimum bids must be for amounts of at least 100 shares.

•	Potential purchasers may make an unlimited number of bids (similar to OpenIPO® offerings that allow investors to make multiple bids).

•	Bidders will be required to reconfirm their bids if there are material changes in the disclosure, price range or price.

•	The auction can be closed in as little as one hour following effectiveness of the Registration Statement.

•	A clearing price will be determined based on all the shares being offered, including shares to be sold pursuant to the over-allotment option.

•	The issuer and underwriters retain the flexibility to set a public offering price below the clearing price.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

We note, however, the following differences between this offering and recent OpenIPO® offerings, which we believe are of lesser significance to the auction process:

•

Institutional investors will be required to bid in this offering at a website administered by Credit Suisse. In OpenIPO® offerings, institutional investors may place orders through any single underwriter.

•

Prior to effectiveness, bidders in this offering will have until 4 p.m. the next business day to reconfirm bids when requested. In OpenIPO® offerings, bidders have at least four hours to reconfirm bids.

•

In this offering, allocations of 100,000 or more shares will be rounded to the nearest 100 shares and allocations of less than 100,000 shares will not be rounded to round lots. In OpenIPO® offerings, every allocation is generally rounded down to the nearest round lot, with remaining unallocated shares distributed in round lots among bidders.

We respectfully submit that, in the Company’s view, the differences between the proposed terms of this offering and the terms of other auction offerings do not raise new issues with respect to securities laws or prejudice potential investors who wish to participate in the offering.

In response to the Staff’s specific observation about the similarity of the disclosure in the Auction Process section of the Registration Statement to that used in the Google IPO, we advise the Staff that the description of the auction process contained in the Registration Statement was patterned on the Google disclosure, partially as a result of the fact that the bookrunning managing underwriter in this offering, which was also one of the managing underwriters in the Google IPO, was familiar with the disclosure in the Google IPO and the related auction process and had experience in addressing comments of the Staff with respect thereto in connection with the Google IPO. We also advise the Staff that modifications to the Google disclosure were made to take into account the implementation of the Securities Act Offering Reform and differences between this offering and the Google IPO. We note for the Staff that we have revised the disclosure beginning on page 26 of the Registration Statement that had previously been titled “The Registration Process.” This disclosure is now more similar to disclosures in recent OpenIPO® offerings and focuses on how potential bidders can participate in the offering.

We supplementally advise the Staff that while the Company has not yet determined the price range for the offering, the Company proposes to use a price range of up to $3.00 in light of the fact that the auction process described in the Registration Statement will be the primary determinant of the initial public offering price. It is not contemplated that there will be any limit on the price at which persons may bid in the auction, and the Company and the underwriters accordingly expect bids within and outside the price range. Accordingly, in light of the current lack of data in the form of bids, the Company and the underwriters believe that a larger range than a typical offering involving traditional book building is appropriate. We would note in this regard that the Staff has allowed ranges of up to 40% in other auction-based offerings. We respectfully submit that narrow price ranges, in dollar and percentage terms, are less appropriate in initial public offerings that utilize an auction process, where, as a result, the initial public offering “may have little or no relationship to the price that would be established using traditional indicators of value,” as disclosed on page 31 of the Registration Statement. If during the course of the auction process or thereafter amendments to the Registration Statement were filed with revised price ranges, the indicated price range may narrow if sufficient indicative data from the auction process was then existent. Currently no such data exists.

To the extent that the Staff has any additional questions or comments regarding the proposed aspects of the auction process contemplated herein, we would be pleased to arrange a conference call (or meeting) between representatives of the Underwriters and their counsel, Company management and the undersigned.

The Registration Process, page 25

16.	Please disclose the minimum account opening amounts for each underwriter. Please also advise why the underwriting section does not disclose the name of E*TRADE Securities LLC.

RESPONSE: We have revised the Registration Statement on page 27 to disclose the minimum account opening amounts for each underwriter and on page 121 to disclose the names of E*Trade Securities LLC and the other expected syndicate members.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

17.	We note your disclosure regarding the fact that investors will have to have brokerage accounts with a participating brokerage firm. To the extent an investor would be required before the effective date of this offering to have funds in a brokerage account exceeding any minimum fund requirement necessary to open a brokerage account, provide your analysis as to whether these additional funds would constitute a “sale” as defined in Section 2(a)(3) of the Securities Act and whether this transaction would comply with Section 5 of the Securities Act.

RESPONSE: We have been informed by the underwriters that investors will not be required before the effective date of this offering to have funds in a brokerage account exceeding any minimum fund requirement necessary to open a brokerage account. However, once the Registration Statement is effective, certain underwriters may require that potential investors have funds and/or securities in their brokerage accounts having a value that is equal to the value of their bids. The underwriters supplementally advise the Staff that, in complying with the suitability standards described in NASD Rule 2310, some firms participating in the offering may consider the amount of funds and/or securities in their customers’ accounts as a factor for determining whether the size of the bid that such customer wishes to submit in the offering is suitable for that particular customer.

18.	Please provide us with any material you or the underwriters have sent or intend to send to potential purchasers, such as account opening forms. In addition please provide copies of any materials relevant to the offering that you or your underwriters will display on a website, including copies of the screens related to the auction process. Please also send us a copy of the notice of acceptance that will be sent to successful bidders. Tell us when you first sent materials or first intend to send them to potential purchasers and tell us what will be displayed on your website and your underwriters’ websites and at what times during the offering. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

RESPONSE: The Company advises the Staff that the Company and the underwriters have not sent materials relevant to the offering to potential investors. The Company will be providing supplementally material that will be sent in connection with this offering to potential purchasers, including applicable account opening forms. We note that investors who already have accounts will not need to be sent account opening forms, and so we do not plan to provide copies of agreements related to accounts already in place. The Company will also be supplementally providing the Staff copies of the materials relevant to the Offering anticipated to be displayed on the www.netsuiteipo.com website, or displayed on a website by Credit Suisse Securities (USA) LLC, W.R. Hambrecht + Co., LLC and E*TRADE Securities LLC, which are the underwriters through which bids in the Offering may be submitted. The Company will be supplementally providing the Staff copies of the notice of acceptance to be sent by each of Credit Suisse Securities (USA) LLC, W.R. Hambrecht + Co., LLC and E*TRADE Securities LLC, who are the underwriters through which bids in the Offering may be submitted.

The Company respectfully advises the Staff that the Company and the underwriters do not contemplate sending materials specifically related to the offering to potential purchasers until a preliminary prospectus that meets the requirements of Section 10 of the Securities Act (including an estimated price range) is available. Until such time, it is contemplated that the website at www.netsuiteipo.com will contain only a communication permitted by Rule 134 under the Securities Act; after such time, the website at www.netsuiteipo.com will contain information permitted by Rule 134 describing how potential purchasers can participate in the offering, hyperlinks to a copy of the current version of the preliminary prospectus (or, when available, the final prospectus), to a copy of an electronic road show relating to the offering (prior to the closing of the auction) and to offering-related announcements by the Company containing information permitted by Rule 134 or Rule 433. The Company respectfully advises the Staff that it has been advised by the underwriters that, prior to the time that a preliminary prospectus that meets the requirements of Section 10 of the Securities Act (including an estimated price range) is available, their respective websites will not contain information specifically related to the offering except for any information that meets the requirements of Rule 134. After such time, Credit Suisse Securities (USA) LLC, W.R. Hambrecht + Co., LLC and E*TRADE Securities LLC, who are the underwriters through which bids in the offering may be submitted, may include hyperlinks to a current version of the preliminary prospectus, to a copy of an electronic road show relating to the offering (prior to the closing of the auction) and other information permitted by Rule 134 or Rule 433.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

The Company advises the Staff that it and the underwriters will implement the offering according to the auction process described in the Registration Statement, which has been designed so that (1) before a preliminary prospectus that meets the requirements of Section 10 of the Securities Act (including an estimated price range) is available, the www.netsuiteipo.com website and any press releases related to the offering will comply with Rule 134, (2) as indicated above, materials specifically related to the offering will be sent to potential purchasers only after such a preliminary prospectus is available and (3) written or graphic communications used by the Company or the underwriters that would constitute a “prospectus” comply as to content and form with the requirements of Section 10 under the Securities Act, Rule 134 or Rule 433 thereunder.

19.	Please describe chronologically the sequence of steps a potential bidder must undertake in order to qualify for participation in the auction.

RESPONSE: The Company respectfully advises the Staff that the steps that a potential bidder must undertake in order to participate in the auction are described on pages 26-27 of the Registration Statement. There are no specific qualification requirements for bidders in this offering. In order to participate in the offering, an investor must have an account with one of the underwriters and meet such underwriter’s suitability requirements. The Company notes that, in contrast to the Google IPO, there will not be a point prior to the closing of the offering by which potential bidders must qualify or register to participate in the offering. We have revised the disclosure in the Registration Statement to make clear that the auction process for this offering does not include an offering-specific qualification or registration process. Instead, a potential bidder in this offering can begin to participate in the offering at any time prior to the closing of the auction if the bidder has an account with one of the underwriters, meets such underwriter’s suitability requirements and (if an institutional investor) has received a bidder ID from such underwriter to submit bids and has activated the bidder ID on the auction website administered by Credit Suisse.

As a result, the chronological sequence of the steps involved in beginning to participate in the auction may vary among investors. Generally speaking, however, a potential bidder (if such bidder does not have a pre-existing account with one of such underwriters) must first set up an account with one of such underwriters. If a potential bidder had not previously provided to such underwriter the necessary additional information required to enable the underwriter to identify the bidder, confirm the bidder’s eligibility and suitability for participating in the offering and consummating a sale of shares to the bidder, and had not previously provided a consent to electronic delivery, and any other contractual terms required by such underwriter, then the potential bidder would need to do so prior to participating in the auction. Acknowledgement of receipt of an electronic copy of the preliminary prospectus could occur only after the preliminary prospectus becomes available.

20.	Please revise to describe the additional information that will be required to identify the bidder, confirm eligibility and suitability and consummate a sale.

RESPONSE: The Company advises the Staff that it has revised the Registration Statement on page 27 to describe additional information required to permit a bidder to participate in the offering. For investors who participate in the auction through existing brokerage accounts, eligibility and suitability may be determined on the basis of prior information or, for new accounts, on the basis of information included in account opening forms, copies of which will be provided supplementally to the Staff in response to the Staff’s comment no. 18 of its letter dated August 10, 2007.

The Bidding Process, page 26

21.	Revise to clarify what you mean by the term “suitability requirements” in connection with this auction process. We presume you are referring to the suitability under the National Association of Securities Dealer’s Rule 2310 and/or the New York Stock Exchange’s Rule 405. If there are some other suitability standards that will be applied by the underwriters in this offering, provide materially complete disclosure of such terms.

RESPONSE: The suitability requirements to which the Registration Statement refers are the suitability standards described in FINRA Rule 2310 and NYSE Rule 405. We have revised the Registration Statement on page 29 in response to the Staff’s comment.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

22.	Please clarify whether bidders can withdraw or revoke bids up until the time the notice of acceptance is sent, which would occur after closing of the auction.

RESPONSE: We have revised the Registration Statement on page 30 to clarify that bidders can withdraw or revoke bids up until the time the notice of acceptance is sent, which would occur after closing of the auction.

The Auction Closing Process, page 28

23.	Supplementally, please tell us whether bids will be accepted after the registration statement has been declared effective. If so, do any procedures with regard to such bids differ from those bids submitted during the pre-effective period?

RESPONSE: The Company advises the Staff that bids will be accepted after the Registration Statement has been declared effective, up until the closing of the auction, and that procedures with respect to bids will not differ based on whether the bid is submitted before or after the Registration Statement is declared effective.

The Pricing Process, page 29

24.	You state that you may set the initial public offering price at the clearing price. Revise to disclose other factors that will impact the initial public offering price. Clarify how setting the initial public offering price below the clearing price may achieve a broader distribution of shares and why such action may not result in the allocations of shares in [y]our offering to specific types of investors, such as professional or institutional investors.

RESPONSE: We have revised the Registration Statement on pages 31-32 in response to the Staff’s comment.

Use of Proceeds, page 32

25.	We note that you intend to use the proceeds for this offering to repay amounts owed under your line of credit with Tako Ventures and for general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. For example, we note from your disclosure on page 7 that you intend to make significant future expenditures related to the development of your business. We also note from the disclosure on page 9 that you intend to add a second data facility in 2008 to add capacity. On page 10, you disclose your intentions to expand your operations internationally. Further disclosure of your plans is set forth in management’s discussion and analysis, however, we are unclear as to the source of funds for these activities. Do you anticipate using the net proceeds of this offering for these purposes? Please clarify.

RESPONSE: We have revised the Registration Statement on page 34 to further clarify the use of proceeds from this offering.

26.	We note that you extended your line of credit with Tako Ventures in February 2007. Therefore, it appears that you should revise your disclosure to describe the use of proceeds from the line of credit pursuant to Instruction 4 of Item 504. Revise also to disclose any material covenants associated with the debt and whether you are in compliance with all terms as of the most recent fiscal period.

RESPONSE: The Company is using the proceeds from the line of credit with Tako Ventures for working capital and, as a result, pursuant to Instruction 4 of Item 504 we respectfully advise the Staff that no further disclosure is required. We supplementally advise the Staff that as of June 30, 2007 the Company was in compliance with the underlying agreements related to the line of credit, which do not contain financial covenants.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

27.	Please revise to discuss the business reasons for your transition from multi-year subscription agreements to one-year agreements.

RESPONSE: We have revised the Registration Statement on page 41 to discuss the business reasons for the Company’s transition from multi-year subscription agreements to one-year agreements.

28.	We note your disclosure here and on page 15 that you began to collect sales tax from your customers in states where you believe you are required to do so. Tell us why you just began to collect sales taxes. Have certain states implemented new laws or regulations that recently came into effect? Were you subject to an adverse tax ruling or other administrative proceeding?

RESPONSE: Because the Company provides an on-line subscription-based service, historically, the Company did not believe it was subject to state sales taxes. Based on recent regulatory changes and rulings in certain states, in 2006 the Company engaged an independent tax consultant to conduct an analysis on this subject. Based upon this review, the Company determined that it was required to collect sales tax in certain states, and began to implement procedures to collect sales tax. In addition, the Company initiated discussions with various state taxing authorities to remediate any past due liabilities. To the Company's knowledge, the Company has not been subject to any adverse tax rulings or other administrative proceedings, except in the state of Texas. In 2006, the Company received a determination letter from the state of Texas related to sales tax liabilities, which the Company is contesting. On October 24, 2007, the Company received a proposed decision that the Company is not liable to collect and remit sales tax in the state of Texas. As a result of this proposed decision, the Company concluded that the previously accrued amounts were no longer probable of being paid and reversed accruals of $1.1 million related to this potential sales tax liability during the second quarter of 2007. The Company has recorded for the audited years contained in the Registration Statement all related sales tax liabilities that the Company believes are probable and estimable.

Results of Operations, page 47

29.	Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Your expanded disclosure should also include a discussion of pricing pressure in your industry. In this regard, you disclose on page 11 that the markets for ERP, CRM and e-commerce applications are intensely competitive and that many of your customers are price sensitive. Your disclosure should address whether there is an industry leader that sets prices in your industry or whether pricing changes are primarily driven by the financial constraints of SMBs (or other factors).

RESPONSE: We have revised the discussion of the Company’s results of operations where possible to more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. We respectfully advise the Staff that in the periods presented the Company did not have any 10% customers with fluctuating revenue, any significant product introductions or any significant changes in international sales that would require additional explanation to give a reader an understanding of the changes in the Company’s past financial results. The changes in revenue from period to period reflected increased transactions with larger enterprises and a higher percentage of sales with a vertical focus, which have a higher average selling price.

30.	In your discussion of changes in revenue you identify two or more sources of a material change, but do not disclose the dollar amounts for each source that contributed to the change. For instance, your disclosures indicate that revenues have grown period to period as a result of increases in the number of companies using your services, increases in the average transaction size, and additional sales to existing customers. However, you do not provide quantitative disclosures regarding the impact of these items during the periods presented. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III. D of SEC Release 33-6835. For example, you should disclose the percentage of revenue increases attributable to new customers versus additional sales to existing customers, trends in the average transaction size, etc.

RESPONSE: We have revised the period to period comparisons of the Company’s revenue where possible to disclose the specific items that contributed to the changes where multiple sources contributed to a change. We respectfully advise the Staff that the Company was not able to identify further quantitative explanations for the period-to-period changes that would be material to investors and that are not competitively sensitive.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Business, page 59

31.	Please revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

RESPONSE: We have revised the Registration Statement on page 61 to provide financial information about geographic areas pursuant to Item 101(d) of Regulation S-K. We supplementally advise the Staff that no individual foreign country comprised a material portion of the Company’s revenue in any of the prior three fiscal years. We supplementally advise the Staff that the Company does not have material long-lived assets located outside of the United States.

32.	We note your risk factor disclosure on page 13 regarding your reliance on third-party software to offer your services. However, we were unable to locate any disclosure on these partners or your agreements with them in this section. In particular, you should revise your disclosure to discuss the material terms of your agreement with Oracle USA, Inc., consistent with your request for confidential treatment.

RESPONSE: We have revised the Registration Statement on page 70 to discuss the terms of, and the process in connection with, the execution of the agreement with Oracle USA, Inc.

Competition, page 70

33.	Expand your disclosure in this section to specifically address your competitive position and the competitive conditions of the markets in which you operate. For example, address variations in the level of competition in the U.S. and foreign markets, as well as within various industry segments, if material. See Item 101(c)(l)(x) of Regulation S-K.

RESPONSE: We have revised the Registration Statement on page 72 to address the Company’s competitive position and the competitive conditions of the markets in which the Company operates where those positions or conditions are distinct, such as in certain international markets. We respectfully advise the Staff that the Company has not noted material competitive differences to date within various industry segments.

Intellectual Property, page 70

34.	You should also expand your disclosure in this section to discuss the specific importance of the intellectual property rights held to your business. In this regard, your disclosure appears to address the more general aspect of protection of intellectual property rights rather than the specific importance of the pending patents, copyrights and trademarks currently utilized to your operations.

RESPONSE: We have revised the Registration Statement on page 73 to address the specific importance of one of our key intellectual property assets, our trade secrets and know-how.

Customers, page 68

35.	Supplementally confirm that you have received consents from all the customers named in this section for the inclusion of their respective case study in your registration statement.

RESPONSE: We confirm to the Staff that the Company has received consents from all the customers named in this section for the inclusion of their respective case study in the Registration Statement.

Management, page 73

36.	Please note that for convenience sake that our references to the “compensation committee” in the comments below is intended to mean non-employee directors, when seeking information on the compensation arrangements in place in fiscal 2006, and the compensation committee as formed in November 2006, when seeking information on changes to your compensation policies implemented since the end of your last fiscal year.

RESPONSE: We acknowledge and understand the Staff’s comment.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Compensation discussion and analysis, page 78

Historical Role of our Board of Directors, page 78

37.	We note your disclosure on page 85 that your CEO provided input to the compensation committee regarding recommendations for the annual equity-based incentive award for employees other than himself. However, other than this statement, the roles of your CEO and named executive officers in the compensation process is unclear. Revise to provide more robust disclosure on the role of your executives in compensation process. Your disclosure should address how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, you should disclose whether Mr. Nelson has the ability to call or attend portions of compensation committee meetings, whether he meets with any consultants used by the compensation committee, and what input he had as compensation packages were being crafted and discussed by the compensation committee. You should also address whether the compensation committee normally ratifies the recommendations made by your CEO and whether they have the flexibility to increase or decrease materially the compensation awarded.

RESPONSE: We have revised the Registration Statement on page 82 to provide a description of the way in which members of management, including the chief executive officer, may provide recommendations to the board of directors or compensation committee with respect to decisions that might affect the compensation of the named executive officers and to make clear that the board of directors and compensation committee are ultimately responsible for using the information and recommendations provided by the members of management as they see fit, together with any other information they may deem necessary or appropriate, to make compensation decisions. We have also revised this disclosure to clarify that the board of directors or compensation committee, as applicable, retain the discretion to increase or decrease the equity compensation that may be awarded to the named executive officers. Finally, we have revised this disclosure to clarify that neither the chief executive officer nor any other named executive officer has any authority to modify compensation awarded once it has been established by the compensation committee or board of directors.

38.	You also should revise your disclosure on pages 83 and 84 relating to the discretion retained by the compensation committee and your CEO to increase or decrease any payouts under the bonus plan and/or the 2007 Equity Incentive Plan in connection with the review of performance of an executive against the company’s financial goals and his or her personal goals. Your disclosure should address the level of discretion granted to both the compensation committee and your CEO and the manner in which such discretion may be exercised. Has either the compensation committee or your CEO materially adjusted the compensation paid to your executives in the past? What factors would be considered in making a determination to increase or decrease payouts under these plans?

RESPONSE: We have revised the Registration Statement on page 87 to discuss the authority that the compensation committee retains with respect to increasing but not decreasing any bonus or equity awards that have been previously approved by the compensation committee or board of directors, as applicable, and to make clear that the chief executive officer does not have the authority to increase or decrease bonus or equity awards. We supplementally advise the Staff that in 2007 the Company’s bonus plans for named executive officers are based mostly on objective measurements of success, but also include individual performance objectives that inherently involve some level of discretion.

39.	We note your reference to “comparable private companies” in this section. However, the companies to which you are referring are unclear. Revise to disclose the names of those companies in this section. In this regard, we note your disclosure on pages 80-81 regarding the market references to which you compared your total compensation practices in 2006 does not appear to identify the private companies in your peer group to which you refer in this section. You should also considering identifying the members of your public companies peer group before discussing your compensation practices relative to that group in the section “Establishment of and Ongoing Review by our Compensation Committee.”

RESPONSE: We have revised the Registration Statement on page 84 to clarify that the data regarding comparable private companies are derived from the private company surveys identified on page 83 in the Registration Statement and are not based on individual peer companies. In addition, the ordering of the disclosure has been revised so that detailed discussion of the market statistics that inform the compensation committee and board of directors follows the identification of the specific surveys and peer companies to which the compensation committee and board of directors have referred.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

40.	Your disclosure regarding compensation paid to your named executive officers in 2006 seems to be marginalized in favor of disclosure regarding the changes to your compensation practices implemented since the end of the fiscal year. Revise your disclosure to clearly disclose the compensation policy, compensation decisions, and employment agreements in force during fiscal 2006 that impacted the total compensation paid to your named executive officers in fiscal 2006. See the requirements set forth in Item 402(e) of Regulation S-K relating to the provision of narrative disclosure of information in the summary compensation table and grants of plan-based awards table.

RESPONSE: We have revised the Registration Statement on page 84 to provide additional disclosure regarding compensation decisions made in 2006. We supplementally advise the Staff that the primary focus of the board of directors and compensation committee in 2006 was to determine appropriate compensation policies for 2007 in light of the Company’s intention to file a registration statement, which led to significant changes in our compensation policies that were implemented in 2007. We believe that the enhanced disclosure for 2007 is appropriate to provide investors with details of the Company’s compensation policies as they are currently in effect.

Market Benchmarks: How We Define Our Market and How We Use Market Compensation Data, page 80

41.	Revise to clarify whether you engaged in any benchmarking of total compensation, or any material element of compensation, in 2006 or plan to do so in 2007. See Item 402(b)(2)(xiv). In this regard, it appears that your board of directors did benchmark compensation between the 50th and 75th percentile of total cash compensation provided to executives at comparable private companies in fiscal 2006. Moreover, it appears that you intend to benchmark total compensation going forward, but such information is not provided in this section. Given the heading of this section, it is unclear why such information is not presented here. Please revise or advise.

RESPONSE: We have revised the Registration Statement on pages 83-84 to make clear that the board of directors and the compensation committee use market comparable data as one of several factors that influence compensation decisions, and that in fact the Company does not benchmark either total compensation or any component thereof, although where the Company’s practices are found to be substantially below market comparables, the market comparable data is considered in revising compensation for named executive officers.

42.	You should also expand your disclosure to clarify your statement that you compare your practices and levels by each compensation component, by target annual cash compensation, and by total direct compensation. In what manner do you compare these items? Do you benchmark each item? You should specifically identify who undertakes these comparisons and how such comparisons impact your overall compensation policy.

RESPONSE: We have revised the Registration Statement on pages 83-84 to provide additional disclosure regarding the manner in which we compare compensation, both total compensation and constituent components. We have further clarified that the comparison is used by our board of directors or compensation committee with the assistance of our compensation consultant, to determine whether our total compensation and the constituent components are competitive.

Weighting of Elements in our Compensation Program, page 82

43.	We note your disclosure that compensation paid in the form of base salary and benefits represented less than half of total compensation at target performance levels for 2007. Revise to disclose the policies for making such allocation choices with regard to compensation paid in fiscal 2006. See Items 402(b)(2)(i)-(iii) for guidance.

RESPONSE: We have revised the Registration Statement on page 85 to disclose allocation choices with regard to 2006 compensation and to clarify that no equity compensation was paid to the Company’s named executive officers in 2006.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Bonuses, page 83

44.	We note that you have not provided a quantitative discussion of the terms of the necessary revenue levels, customer retention, expense controls, and customer satisfaction targets to be achieved in order for your executive officers to earn their cash performance bonuses. Please note that qualitative goals (for 2006 referenced on page 83 and the 2007 corporate objectives referenced on page 84) generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as correlations between historical bonus practice and the incentive parameters selected for the relevant fiscal period.

RESPONSE: We have revised the Registration Statement on pages 86 and 87 to inform investors of the qualitative and quantitative objectives used to measure the achievement of the Company’s executive officers’ cash performance bonuses. We respectfully advise the Staff that the Company omitted the specific targets within the Company’s financial plan in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such information would result in competitive harm to the Company.

45.	We note your disclosure that Mr. Mansfield earned an additional $165,000 bonus for the completion of certain corporate transactions related to the formation and funding of NetSuite KK. However, your disclosure also states that the successful completion of certain business development opportunities was one of the bonus targets for Mr. Mansfield in 2006. Revise to state if the bonus relating to NetSuite KK was an additional bonus awarded outside your bonus compensation policy and who had the discretionary authority to grant such award.

RESPONSE: We have revised the Registration Statement on page 87 to include within the reported bonus for Mr. Mansfield the amounts he received upon completion of the corporate transaction for NetSuite KK.

46.	Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding how your equity-based incentive programs fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. In this regard, address the grant to certain named executives of immediately exercisable stock options and the reasons for the immediate vesting of certain options despite the typical vesting schedule disclosed on page 84.

RESPONSE: We have revised the Registration Statement on page 89 to disclose that certain named executive officers received fully-vested options in recognition for their contributions to the Company’s prior growth.

Severance Compensation and Termination Protection, page 86

47.	Please define “for cause”, “good reason” and “change of control” for purposes of the discussion here and on page 92.

RESPONSE: We respectfully refer the Staff to the reference on page 95 of the Registration Statement that refers potential investors to the severance and change of control agreements filed as exhibits to the Registration Statement for the definitions of these terms. We respectfully advise the Staff that we do not believe that duplicating these lengthy definitions in the prospectus, which do not lend themselves to being summarized, will provide investors with additional meaningful disclosure.

Securities and Exchange Commission

Re: NetSuite Inc.

October 30, 2007

Offer Letters, page 91

48.	Revise to disclose the material terms of any agreements with your named executive officers currently in effect. To the extent that compensation paid in fiscal 2006 was related to certain provisions of such agreements, the agreements should be filed as exhibits. Please tell us if you believe the revised offer letters and severance and change of control agreements between you and your named executive officers will be in place prior to the completion of this offering.

RESPONSE: We advise the Staff that the Company has entered into the amended offer letter agreements and severance and change of control agreements described in this section. Such agreements have been filed as Exhibits 10.6 through 10.10 and Exhibits 10.21 through 10.25 to this Amendment No. 1.

Certain Relationships and Related Party Transactions, page 100

49.	We note your disclosure that you have adopted a formal policy that requires all future transactions between related persons (and their affiliates) and you in which the amount involved is equal to or greater than $120,000, be first be presented to your audit committee for review, consideration and approval. Given that level of control that Mr. Ellison and his affiliates will continue to hold after this offering, tell us what consideration you have given to providing investors access to a written copy of this policy, for example, on your website.

RESPONSE: We have revised the Registration Statement on page 108 to notify investors that the Company will provide access to a written copy of this policy on the Company’s website upon completion of this offering.

50.	Revise to provide a factual basis for your statements that the agreements with Oracle USA, Inc. and Oracle Racing, Inc. were completed on arm’s length terms.

RESPONSE: We have revised the Registration Statement on page 107 to clarify the factual basis for the statement that the agreement with Oracle USA, Inc. was completed on arm’s length terms. We have removed the statement on page 107 of the Registration Statement that the agreement with Oracle Racing, Inc. was completed on arm’s length terms and have focused the disclosure on the terms that were negotiated and the relationships between the parties. For a description of the negotiating process in connection with the agreement with Oracle Racing, Inc., please see our response to comment 6 in the Staff’s letter dated August 3, 2007.

Part II

Indemnification of Directors and Officers, page II-l

51.	Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

RESPONSE: We have revised the Registration Statement on page II-2 to expand the description of the general effect of the indemnification provisions contained in the underwriting agreement.

*        *        *        *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650-320-4626) or Richard A. Kline (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Kline at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper